Exhibit 99.5

MAG Silver Corp.	November 10, 2016
For Immediate Release	NR#16-10

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX / NYSE MKT: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2016.  For details of the September 30, 2016 unaudited condensed interim consolidated Financial Statements and Management's Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

2016 THIRD QUARTER HIGHLIGHTS

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The 2015-2016 drilling to further delineate the extent of the new Valdecañas Deep Zone was completed, and assays released during the quarter (see Press Release August 15, 2016).  Overall results show vein widths ranging from 5 to 29 metres with the highest zinc and copper grades seen to date.  The new results show that mineralization in the Deep Zone occurs in both the East and West Valdecañas Veins and extends mineralization roughly 250 metres beneath the existing resource over a combined strike length of over 800 metres.  The Deep Zone mineralization remains open to the property boundary in both directions: 300 metres to the west and 700 metres to the east.

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A supplemental $1.2 million budget (MAG’s 44% share is $528 thousand) for follow up drilling of the latest exploration results at Valdecañas was approved by the Juanicipio Technical Committee in late April 2016, and drilling is currently in process with 6 drill rigs on the property (5 drilling from surface and 1 drilling from within the underground ramp.)  All assays pending.

•	Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report.

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Various studies are ongoing, including baseline environmental analysis, metallurgical and geotechnical studies, detailed engineering for process plant and an assessment of the potential impact that recent exploration success at depth may have on plant sizing and ore handling alternatives.

•	A supplemental $3.0 million budget (MAG’s 44% share is $1.3 million) was approved in August 2016 for additional underground development related to ore handling infrastructure.

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The Company remains well funded, with cash and term deposits totaling $140.4 million.  The Company believes that it is fully funded for its 44% share of Juanicipio development costs, as envisioned in the 2014 Juanicipio Technical Report.

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

As at September 30, 2016, the Company had working capital of $140.9 million (September 30, 2015: $77.7 million) including cash and term deposits of $140.4 million (September 30, 2015: $77.4 million).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.

In the three and nine months ended September 30, 2016, the Company expended cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $2.1 million and $7.3 million respectively (September 30, 2015: $1.8 million and $4.9 million respectively).  The Company makes cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets.  In the three and nine months ended September 30, 2016, the Company also expended $286 thousand and $1.2 million respectively (September 30, 2015: $495 thousand and $1.3 million respectively) on its other exploration and evaluation properties.

The Company’s net loss for the three and nine months ended September 30, 2016 was $2.0 million and $5.5 million respectively (September 30, 2015: $2.0 million and $6.7 million respectively) or $0.02/share and $0.07/share respectively (September 30, 2015: $0.03/share and $0.10/share respectively).  Share based payment expense (an non-cash item) incurred in the three and nine months ended September 30, 2016 amounted to $224 thousand and $2.0 million respectively (September 30, 2015: $307 thousand and $1.7 million respectively).  In other income and expenses for the three and nine months ended September 30, 2016, the Company recorded its 44% equity loss from Minera Juanicipio of $376 thousand and $1.0 million respectively (September 30, 2015: $219 thousand and $366 thousand respectively) related to a deferred tax expense and a foreign exchange loss.  MAG also recorded a non-cash deferred tax expense of $499 thousand and $1.3 million respectively, for the three and nine months ended September 30, 2016 (September 30, 2015: nil and nil) related to the weakening of the Mexican Peso against the US$.  In the nine months ended September 30, 2016, the Company also realized a gain of $1.2 million (September 30, 2015: nil) on the May 2016 sale of marketable securities previously held for strategic reasons.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. is focused on advancing and exploring high-grade district scale projects located within the Fresnillo Silver Trend in Mexico. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua state.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894
Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results; exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html